UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

DANIELSON HOLDING CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	95-6021257
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
40 Lane Road
Fairfield, New Jersey 07004
(973) 882-9000
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Anthony J. Orlando
President and Chief Executive Officer
Danielson Holding Corporation
40 Lane Road
Fairfield, New Jersey 07004

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

Timothy J. Simpson, Esq.
Senior Vice President, General Counsel and Secretary
Danielson Holding Corporation
40 Lane Road
Fairfield, New Jersey 07004

and

David S. Stone, Esq.
Neal, Gerber & Eisenberg LLP
Two North LaSalle Street
Chicago, Illinois 60602
(312) 269-8000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
FROM TIME TO TIME AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:   ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:   ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class	Amount to be	Offering Price	Aggregate	Amount of
of Securities to be Registered	Registered	Per Share	Offering Price(1)	Registration Fee
Common Stock, $.10 par value per share, issuable upon the exercise of non-transferable warrants	70,200,000 shares	$6.00	$421,200,000	$49,576.00

(1)	Based upon the previously announced price at which the non-transferable warrants may be exercised.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities will not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any states where the offer or sale is not permitted.

PROSPECTUS (SUBJECT TO COMPLETION)

DANIELSON HOLDING CORPORATION
70,200,000 SHARES OF COMMON STOCK
ISSUABLE UPON EXERCISE OF WARRANTS

This prospectus will allow us to offer, from time to time, up to 70,200,000 shares of common stock issuable by us upon exercise of non-transferable warrants to be issued to our stockholders. The warrants will not be certificated and will not be separately tradeable. Each time we issue warrants we will provide a prospectus supplement and the prospectus supplement will inform you about the specific terms of the warrant issuance and may also add, update or change information contained in this prospectus. This prospectus may not be used to consummate any sales of common stock unless accompanied by a prospectus supplement.

Our common stock is traded on the American Stock Exchange under the symbol “DHC”. On April 6, 2005, the closing price of our common stock was $17.25 per share.

You should carefully consider the risk factors beginning on page 2 of this prospectus before exercising your rights to purchase any of the shares offered by this prospectus.

In order to avoid an “ownership change” for federal tax purposes, our certificate of incorporation prohibits any person from becoming a beneficial owner of 5% or more of our outstanding common stock, except under limited circumstances. Consequently, there are limitations on the exercise of the rights as described in this prospectus.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is _____, 2005.

RISK FACTORS	2
FORWARD-LOOKING STATEMENTS	18
DANIELSON’S BUSINESS	19
COVANTA’S BUSINESS	20
USE OF PROCEEDS	23
DESCRIPTION OF COMMON STOCK	23
DESCRIPTION OF WARRANTS	25
PLAN OF DISTRIBUTION	26
EXPERTS	27
LEGAL MATTERS	28
WHERE YOU CAN FIND MORE INFORMATION	28
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	29
Consent of Independent Registered Public Accounting Firm
Consent of Independent Registered Public Accounting Firm
Consent of Independent Registered Public Accounting Firm
Consent of Independent Registered Public Accounting Firm
Consent of Independent Registered Public Accounting Firm
Consent of Independent Registered Public Accounting Firm
Consent of Independent Registered Public Accounting Firm
Consent of Independent Registered Public Accounting Firm
Consent of Independent Registered Public Accounting Firm

     Unless the context otherwise requires, references in this prospectus to “Danielson,” and “we,” “our,” “us” and similar terms refer to Danielson Holding Corporation and its subsidiaries; references to “NAICC” refer to National American Insurance Company of California and its subsidiaries; references to “ACL” refer to American Commercial Lines, LLC and its subsidiaries; and references to “Covanta” refer to Covanta Energy Corporation and its subsidiaries.

RISK FACTORS

     An investment in our common stock is very risky. You should carefully consider the following factors and all the information in this prospectus and the information incorporated by reference herein.

Danielson-Specific Risks

The market for our common stock has been historically illiquid which may affect your ability to sell your shares.

     The volume of trading in our stock has historically been low. In the last six months, the daily trading volume for our stock has been approximately 286,107 shares. Having a market for shares without substantial liquidity can adversely affect the price of the stock at a time an investor might want to sell his, her or its shares.

Reduced liquidity and price volatility could result in a loss to investors.

     Although our common stock is listed on the American Stock Exchange, there can be no assurance as to the liquidity of an investment in our common stock or as to the price an investor may realize upon the sale of our common stock. These prices are determined in the marketplace and may be influenced by many factors, including the liquidity of the market for our common stock, the market price of our common stock, investor perception and general economic and market conditions.

Concentrated stock ownership and charter provision may discourage unsolicited acquisition proposals.

     Assuming the issuance of 3 million shares of our common stock in a previously announced rights offering to holders of 9.25% debentures issued by Covanta who voted in favor of Covanta’s plan of reorganization, which we refer to in this prospectus as the “9.25% Offering,” SZ Investments, L.L.C., together with its affiliate EGI Fund (05-07) Investors, L.L.C., stockholders referred to in this prospectus together as “SZ Investments,” Third Avenue Trust, on behalf of Third Avenue Value Fund, a stockholder referred to in this prospectus as “Third Avenue,” and D. E. Shaw Laminar Portfolios, L.L.C., a creditor of Covanta and a stockholder referred to in this prospectus as “Laminar,” separately own or will have the right to acquire as of April 5, 2005, approximately 15.4%, 5.9% and 18.3%, respectively, or when aggregated, 39.6% of our outstanding common stock. These stockholders have each separately committed to participate in the rights offering we have agreed to undertake in order to finance the Company’s acquisition of American Ref-Fuel Holdings Corp., which we refer to in this prospectus as “Ref-Fuel,” and to acquire their pro rata portion of shares in that rights offering. Although there are no agreements among SZ Investments, Third Avenue and Laminar regarding their voting or disposition of shares of our common stock, the level of their combined ownership of shares of common stock could have the effect of discouraging or impeding an unsolicited acquisition proposal. In addition, the change in ownership limitations contained in Article Fifth of our charter could have the effect of discouraging or impeding an unsolicited takeover proposal.

Future sales of our common stock may depress our stock price.

     No prediction can be made as to the effect, if any, that future sales of our common stock, or the availability of our common stock for future sales, will have on the market price of our common stock. Sales in the public market of substantial amounts of our common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock. In addition, in connection with the Covanta acquisition financing, we have filed a registration statement on Form S-3 to register the resale of 17,711,491 shares of our common stock held by Laminar, Third Avenue and SZ Investments and in connection with our proposed acquisition of Ref-Fuel we intend to register additional shares to be offered in a pro rata rights offering and have agreed to register the resale of certain shares held or acquired by Laminar, Third Avenue and SZ Investments in an underwritten public offering. We have also agreed to register any shares issuable to current shareholders of Ref-Fuel in the event the purchase agreement we entered into with Ref-Fuel stockholders is terminated due to our failure to complete the equity and debt financing for such acquisition. The potential effect of these shares being sold may be to depress the price at which our common stock trades.

Our disclosure controls and procedures may not prevent or detect all acts of fraud.

     Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act is accumulated and communicated to management recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

     Our management, including our Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within our companies have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and we cannot assure you that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Failure to maintain an effective system of internal control over financial reporting may have an adverse effect on our stock price.

     Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated by the Securities and Exchange Commission, commonly referred to as the “SEC,” to implement Section 404, we are required to furnish a report to include in our annual report on Form 10-K by our management regarding the effectiveness of our internal control over financial reporting. The report includes, among other things, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management.

     We have in the past, and in the future may discover, areas of our internal control over financial reporting which may require improvement. For example, during the course of its audit of our 2004 financial statements, our independent auditors, Ernst & Young LLP identified errors, principally related to complex manual “fresh start” accounting calculations, predominantly effecting Covanta’s investments in its international businesses. Although the net effect of these errors was immaterial (less than $2 million, pretax), and such errors have been corrected in our 2004 consolidated financial statements, management determined that errors in complex fresh start and other technical accounting areas originally went undetected due to insufficient technical in-house expertise necessary to provide sufficiently rigorous review. As a result, management has concluded that Danielson’s internal control over financial reporting was not effective as of December 31, 2004. We have identified and undertaken steps necessary in order to address this material weakness, but the effectiveness of our internal control over financial reporting in the future will depend on our effectiveness in fulfilling these steps to address this material weakness. If we are unable to assert that our internal control over financial reporting is effective now or in any future period, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect in our stock price.

We cannot be certain that the net operating loss tax carryforwards will continue to be available to offset our tax liability.

     As of December 31, 2004, we had approximately $516 million of net operating loss tax carryforwards for federal income tax purposes, which we refer to as “NOLs” in this prospectus. In order to utilize the NOLs, we must generate taxable income which can offset such carryforwards. The NOLs are also utilized by income from certain grantor trusts that were established as part of the Mission Insurance reorganization. The NOLs will expire if not used. The availability of NOLs to offset taxable income would be substantially reduced if we were to undergo an “ownership change” within the meaning of Section 382(g)(1) of the Internal Revenue Code. We will be treated as having had an “ownership change” if there is more than a 50% change in stock ownership during a three year “testing period” by “5% stockholders”.

     In order to help us preserve the NOLs, our certificate of incorporation contains stock transfer restrictions designed to reduce the risk of an ownership change for purposes of Section 382 of the Internal Revenue Code. The transfer restrictions were implemented in 1990, and we expect that the restrictions will remain in force as long as the NOLs are available. We cannot assure you, however, that these restrictions will prevent an ownership change.

     The NOLs will expire in various amounts, if not used, between 2005 and 2023. The Internal Revenue Service has not audited any of our tax returns for any of the years during the carryforward period including those returns for the years in which the losses giving rise to the NOLs were reported. We cannot assure you that we would prevail if the IRS were to challenge the availability of the NOLs. If the IRS was successful in challenging our NOLs, all or some portion of the NOLs would not be available to offset our future consolidated income and we may not be able to satisfy our obligations to Covanta under a tax sharing agreement described below, or to pay taxes that may be due from our consolidated tax group.

     Reductions in our NOLs could occur in connection with the grantor trusts associated with the Mission Insurance entities. Taxable income could result which could materially reduce our NOLs. For a more detailed discussion of the Mission Insurance entities and the grantor trusts, please see Note 25 to Notes to Consolidated Financial Statements, as filed in our Annual Report on Form 10-K for the year ended December 31, 2004 which is incorporated by reference herein.

     In addition, if our existing insurance services business were to require capital infusions from us in order to meet certain regulatory capital requirements, and were we to fail to provide such capital, some or all of our subsidiaries comprising our insurance services business could enter insurance insolvency proceedings. In such event, such subsidiaries might no longer be included in our consolidated tax return, and a portion, which could constitute a significant portion, of our remaining NOLs might no longer be available to us.

Covanta-Specific Risks

Covanta emerged from bankruptcy with a large amount of domestic debt, and we cannot assure you that its cash flow from domestic operations will be sufficient to pay this debt.

     As of December 31, 2004, Covanta’s outstanding domestic corporate debt was $236 million. Although Covanta is currently in compliance with all of its domestic debt covenants, Covanta’s ability to service its domestic debt will depend upon:

•	its ability to continue to operate and maintain its facilities consistent with historical performance levels;

•	its ability to maintain compliance with its debt covenants;

•	its ability to avoid increases in overhead and operating expenses in view of the largely fixed nature of its revenues;

•	its ability to maintain or enhance revenue from renewals or replacement of existing contracts, which begin to expire in October 2007 and from new contracts to expand existing facilities or operate additional facilities;

•	market conditions affecting waste disposal and energy pricing, as well as competition from other companies for contract renewals, expansions, and additional contracts, particularly after its existing contracts expire.

•	the continued availability to Covanta of the benefit of Danielson’s net operating losses under the Tax Sharing Agreement; and

•	its ability to refinance its domestic corporate debt, whether in conjunction with the Ref-Fuel acquisition or otherwise.

     For a more detailed discussion of Covanta’s domestic debt covenants, please see Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as amended by our Annual Report on Form 10-K/A and Item 7 of Covanta’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

The amount of unsecured claims for which Covanta is liable has not been determined and could exceed our estimates.

     In connection with Covanta’s emergence from bankruptcy, Covanta authorized the issuance of $50 million of unsecured notes under an indenture. Although Covanta estimates that it will issue such notes in an amount less than $30 million, the ultimate amount of unsecured notes will not be determined until remaining claims are resolved through settlement or litigation in the U.S. Bankruptcy Court for the Southern District of New York. We cannot assure you that the final amount of such notes issued will be less than Covanta’s estimate, or that the ultimate resolution of such claims will result in liabilities of less than $50 million.

Covanta may not be able to refinance its domestic debt agreements prior to maturity.

     Covanta issued high yield notes, which mature in 2011. Prior to maturity, Covanta is obligated to pay only interest, and no principal, with respect to these notes. Covanta’s cash flow may be insufficient to pay the principal at maturity, which will be $230 million at such time. Consequently, Covanta may be obligated to refinance these notes prior to maturity. Covanta may refinance the notes during the first two years after issuance without paying a premium, and thereafter may refinance these notes but must pay a premium to do so.

     Several of Covanta’s contracts require it to provide certain letters of credit to contract counterparties. The aggregate stated amount of these letters declines materially each year, particularly prior to 2010. Covanta’s financing arrangements under which these letters of credit are issued expire in 2009, and so it must refinance these arrangements in order to allow Covanta to continue to provide the letters of credit beyond the current expiration date.

     Although we have received a commitment from Goldman Sachs Credit Partners, L.P. and Credit Suisse First Boston for a debt financing package for Covanta necessary to finance the proposed acquisition of Ref-Fuel, as well as to refinance the existing recourse debt of Covanta, such refinancing is contingent upon consummation of the Ref-Fuel acquisition. We cannot assure you that Covanta will be able to obtain refinancing on acceptable terms, or at all, either in conjunction with the Ref-Fuel acquisition or otherwise.

Covanta’s ability to grow its business is limited.

     Covanta’s ability to grow its domestic business by investing in new projects will be limited by debt covenants in its principal financing agreements, unless such financing agreements are refinanced, and from potentially fewer market opportunities for new waste-to-energy facilities. Covanta’s business is based upon building and operating municipal solid waste processing and energy generating projects, which are capital intensive businesses that require financing through direct investment and the incurrence of debt. When we acquired Covanta and it emerged from bankruptcy proceedings in March 2004, Covanta entered into financing arrangements with restrictive covenants typical of financings for companies emerging from bankruptcy. These covenants essentially prohibit investments in new projects or acquisitions of new businesses and place restrictions on Covanta’s ability to expand existing projects. The covenants prohibit borrowings to finance new construction, except in limited circumstances related to specifically identified expansions of existing facilities. The covenants also limit spending for new business development and require that excess cash flow be trapped to collateralize outstanding letters of credit.

     Although we will be negotiating debt covenants for the refinancing of Covanta’s recourse debt in connection with the Ref-Fuel acquisition, such financing is contingent upon consummation of the Ref-Fuel acquisition. We cannot assure you that, when it seeks to refinance its domestic debt agreements, Covanta will be able to negotiate covenants that will provide it with more flexibility to grow its business.

Covanta’s liquidity is limited by the amount of domestic debt issued when it emerged from bankruptcy.

     Covanta believes that its cash flow from domestic operations will be sufficient to pay for its domestic cash needs, including debt service on its domestic corporate debt, and that its revolving credit facility will provide a secondary source of liquidity. For the period March 11 through December 31, 2004, Covanta’s cash flow from operating activities for domestic operations was $85.3 million. We cannot assure you, however, that Covanta’s cash flow from domestic operations will not be adversely affected by adverse economic conditions or circumstances specific to one or more projects or that if such conditions or circumstances do occur, its revolving credit facility will provide Covanta with access to sufficient cash for such purposes.

Operation of Covanta’s facilities and the construction of new or expanded facilities involve significant risks.

     The operation of Covanta’s facilities and the construction of new or expanded facilities involve many risks, including:

•	the inaccuracy of Covanta’s assumptions with respect to the timing and amount of anticipated revenues;

•	supply interruptions;

•	permitting and other regulatory issues, license revocation and changes in legal requirements;

•	labor disputes and work stoppages;

•	unforeseen engineering and environmental problems;

•	unanticipated cost overruns;

•	weather interferences, catastrophic events including fires, explosions, earthquakes, droughts and acts of terrorism; and

•	performance below expected levels of output or efficiency.

     We cannot predict the impact of these risks on Covanta’s business or operations.

Expansion of Covanta’s existing plants or construction of new plants may require Covanta to use additional new technology which may increase construction costs.

     Expansions of existing plants and construction of new plants may require that Covanta incorporate recently developed and technologically complex equipment, especially in the case of newer environmental emission control technology. Inclusion of such new technology may materially increase the cost of construction.

Covanta’s insurance and contractual protections may not always cover lost revenues, increased expenses or liquidated damages payments.

     Although Covanta maintains insurance, obtains warranties from vendors, obligates contractors to meet certain performance levels and attempts, where feasible, to pass risks Covanta cannot control to the service recipient or output purchaser, the proceeds of such insurance, warranties, performance guarantees or risk sharing arrangements may not be adequate to cover lost revenues, increased expenses or liquidated damages payments.

Performance reductions could materially and adversely affect Covanta.

     Any of the risks described in this prospectus or unforeseen problems could cause Covanta’s projects to operate below expected levels, which in turn could result in lost revenues, increased expenses, higher maintenance costs and penalties for defaults under Covanta’s service agreements and operating contracts. As a result, a project may operate at less than expected levels of profit or at a loss.

     Most of Covanta’s service agreements for waste-to-energy facilities provide for limitations on damages and cross-indemnities among the parties for damages that such parties may incur in connection with their performance under the contract. Such contractual provisions excuse Covanta from performance obligations to the extent affected by uncontrollable circumstances and provide for service fee adjustments if uncontrollable circumstances increase its costs. We cannot assure you that these provisions will prevent Covanta from incurring losses upon the occurrence of uncontrollable circumstances or that if Covanta were to incur such losses it would continue to be able to service its debt.

     Covanta and certain of its subsidiaries have issued or are party to performance guarantees and related contractual obligations undertaken mainly pursuant to agreements to construct and operate certain energy and water facilities. With respect to its domestic businesses, Covanta has issued guarantees to its municipal clients and other parties that Covanta’s subsidiaries will perform in accordance with contractual terms, including, where required, the payment of damages or other obligations. The obligations guaranteed will depend upon the contract involved. Many of Covanta’s subsidiaries have contracts to operate and maintain waste-to-energy facilities. In these contracts the subsidiary typically commits to operate and maintain the facility in compliance with legal requirements; to accept minimum amounts of solid waste; to generate a minimum amount of electricity per ton of waste; and to pay damages to contract counterparties under specified circumstances, including those where the operating subsidiary’s contract has been terminated for default. In its operating history, Covanta has not incurred liability to pay material amounts under these guarantees, and has incurred no liability to repay project debt. Such contractual damages or other obligations could be material, and in circumstances where one or more subsidiary’s contract has been terminated for its default, such damages could include amounts sufficient to repay project debt. Additionally, damages payable under such guarantees on Covanta-owned waste-to-energy facilities could expose Covanta to recourse liability on project debt. Covanta may not have sufficient sources of cash to pay such damages or other obligations. Although it has not incurred material liability under energy, water and waste-to-energy guarantees previously and has incurred no liability to repay project debt, we cannot assure you that Covanta will be able to continue to avoid incurring material payment obligations under such guarantees or that if it did incur such obligations that it would have the cash resources to pay them.

     With respect to the international projects, Covanta Power International Holdings, Inc., referred to as “CPIH” in this prospectus, Covanta and certain of Covanta’s domestic subsidiaries have issued guarantees of CPIH’s operating obligations. The potential damages that may be owed under these guarantees may be material. Covanta is generally entitled to be reimbursed by CPIH for any payments it may make under guarantees related to international projects.

Covanta generates its revenue primarily under long-term contracts, and must avoid defaults under its contracts in order to service its debt and avoid material liability to contract counterparties.

     Covanta must satisfy its performance and other obligations under its contracts to operate waste-to-energy facilities. These contracts typically require Covanta to meet certain performance criteria relating to amounts of waste processed, energy generation rates per ton of waste processed, residue quantity, and environmental standards. Covanta’s failure to satisfy these criteria may subject it to termination of its operating contracts. If such a termination were to occur, Covanta would lose the cash flow related to the project, and incur material termination damage liability. In circumstances where the contract of one or more subsidiaries has been terminated due to Covanta’s default, Covanta may not have sufficient sources of cash to pay such damages.

     None of Covanta’s operating contracts for its waste-to-energy facilities previously have been terminated for Covanta’s default. We cannot assure you, however, that Covanta will be able to continue to be able to perform its obligations under such contracts in order to avoid such contract terminations, or damages related to any such contract termination, or that if it could not avoid such terminations that it would have the cash resources to pay amounts that may then become due.

Covanta may face increased risk of market influences on its domestic revenues after its contracts expire.

     Covanta’s contracts to operate waste-to-energy projects begin to expire in 2007, and its contracts to sell energy output generally expire when the project’s operating contract expires. One of Covanta’s contracts will expire in 2007. During the twelve month period January 1 to December 31, 2004, this contract contributed $12.5 million in revenues. Expiration of these contracts will subject Covanta to greater market risk in maintaining and enhancing its revenues. As its operating contracts at municipally-owned projects approach expiration, Covanta will seek to enter into renewal or replacement contracts to continue operating such projects. Covanta will seek to bid competitively in the market for additional contracts to operate other facilities as similar contracts of other vendors expire. The expiration of Covanta’s existing energy sales contracts, if not renewed, will require Covanta to sell project energy output either into the electricity grid or pursuant to new contracts.

     At some of Covanta’s facilities, market conditions may allow Covanta to effect extensions of existing operating contracts along with facility expansions which would increase the waste processing capacity of these projects. Such extensions and expansions are currently being considered at a limited number of Covanta’s facilities in conjunction with its municipal clients. If Covanta were unable to reach agreement with its municipal clients on the terms under which it would implement such extensions and expansions, or if the implementation of these extensions and expansions is materially delayed, this may adversely affect Covanta’s cash flow and profitability.

     Covanta’s cash flow and profitability may be adversely affected if it is unable to obtain contracts acceptable to it for such renewals, replacements or additional contracts, or extension and expansion contracts. We cannot assure you that Covanta will be able to enter into such contracts or that the terms available in the market at the time will be favorable to Covanta.

Concentration of suppliers and customers may expose Covanta to heightened financial exposure.

     Covanta often relies on single suppliers and single customers at Covanta’s facilities, exposing such facilities to financial risks if any supplier or customer should fail to perform its obligations.

     Covanta often relies on a single supplier to provide waste, fuel, water and other services required to operate a facility and on a single customer or a few customers to purchase all or a significant portion of a facility’s output or capacity. In most cases, Covanta has long-term agreements with such suppliers and customers in order to mitigate the risk of supply interruption. The financial performance of these facilities depends on such customers and suppliers continuing to perform their obligations under their long-term agreements. A facility’s financial results could be materially and adversely affected if any one customer or supplier fails to fulfill its contractual obligations and Covanta is unable to find other customers or suppliers to produce the same level of profitability. We cannot assure you that such performance failures by third parties will not occur, or that if they do occur, such failures will not adversely affect Covanta’s cash flow or profitability.

     In addition, for its waste-to-energy facilities, Covanta relies on its municipal clients as a source not only of waste for fuel but also of revenue from fees for disposal services Covanta provides. Because Covanta’s contracts with its municipal clients are generally long term (none expires prior to 2007), Covanta may be adversely affected if the credit quality of one or more of its municipal clients were to decline materially. We cannot assure you that such credit quality will not decline, or that if one or more of Covanta’s municipal clients’ credit quality does decline, that it would not adversely affect Covanta’s domestic cash flow or profitability.

Covanta’s international businesses emerged from bankruptcy with a large amount of debt, and we cannot assure you that its cash flow from international operations will be sufficient to pay this debt.

     Covanta’s subsidiary holding the equity interests in its international businesses, CPIH, is also highly leveraged, and its debt will be serviced solely from the cash generated from the international operations. Cash distributions from international projects are typically less dependable as to timing and amount than distributions from domestic projects, and we cannot assure you that CPIH will have sufficient cash flow from operations or other sources to pay the principal or interest due on its debt. As of December 31, 2004, Covanta’s outstanding international debt was $180 million, consisting of $77 million of CPIH recourse debt and $103 million of project debt.

     Although CPIH is currently not in default under its debt covenants, CPIH’s ability to service its debt will depend upon:

•	its ability to continue to operate and maintain its facilities consistent with historical performance levels;

•	stable foreign political environments that do not resort to expropriation, contract renegotiations or currency or exchange changes;

•	the financial ability of the electric and steam purchasers to pay the full contractual tariffs on a timely basis;

•	the ability of its international project subsidiaries to maintain compliance with their respective project debt covenants in order to make equity distributions to CPIH; and

•	its ability to sell existing projects in an amount sufficient to repay CPIH indebtedness at or prior to its maturity in March 2007, or to refinance its indebtedness at or prior to such maturity.

     For a more detailed discussion of CPIH’s international debt covenants, please see Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as amended by our Annual Report on Form 10-K/A and Item 7 of Covanta’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

CPIH’s debt is due in March 2007, and it will need to refinance its debt or obtain cash from other sources to repay this debt at maturity.

     Covanta believes that cash from CPIH’s operations, together with liquidity available under CPIH’s revolving credit facility, will provide CPIH with sufficient liquidity to meet its needs for cash, including cash to pay debt service on CPIH’s debt prior to maturity in March 2007. Covanta believes that CPIH will not have sufficient cash from its operations and its revolving credit facility to pay off its debt at maturity, and so if it is unable to generate sufficient additional cash from asset sales or other sources, CPIH will need to refinance its debt at or prior to maturity. While CPIH’s debt is non-recourse to Covanta, it is secured by a pledge of Covanta’s stock in CPIH and CPIH’s equity interests in certain of its subsidiaries. While we have financing commitments to refinance Covanta’s debt, and to repay CPIH’s debt entirely, in connection with the acquisition of Ref-Fuel, such financing is contingent upon consummation of the Ref-Fuel acquisition. We cannot assure you that such additional cash will be available to CPIH, or that it will be able to refinance its debt on acceptable terms, or at all.

CPIH’s assets and cash flow will not be available to Covanta.

     Although CPIH’s results of operations are consolidated with Danielson’s and Covanta’s for financial reporting purposes, as long as the existing CPIH term loan and revolver remain outstanding, CPIH is restricted under its existing credit agreements from distributing cash to Covanta. Under these agreements, CPIH’s cash may only be used for CPIH’s purposes and to service CPIH’s debt. Accordingly, although reported on Danielson’s and Covanta’s consolidated financial statements, Covanta does not have access to CPIH’s revenues or cash flows and will have access only to Covanta’s domestically generated cash flows.

A sale or transfer of CPIH or its assets may not be sufficient to repay CPIH indebtedness.

     Although CPIH’s results of operations are consolidated with Danielson’s and Covanta’s for financial reporting purposes, due to CPIH’s indebtedness and the terms of Covanta’s credit agreements, CPIH’s cash flow is available only to repay CPIH’s debt. Similarly, in the event that CPIH determines that it is desirable to sell or transfer all or any portion of its assets or business, the proceeds would first be applied to reduce CPIH’s debt. We cannot assure you that the proceeds of any such sale would be sufficient to repay all of CPIH’s debt, consisting of principal and accrued interest or, if sufficient to repay CPIH’s debt, that such proceeds would offset the loss of CPIH’s revenues and earnings as reported by Danielson and Covanta in their respective consolidated financial statements.

     Although Danielson has received a commitment from Goldman Sachs Credit Partners, L.P. and Credit Suisse First Boston for a debt financing package for Covanta necessary to finance the acquisition of Ref-Fuel, as well as to refinance the existing recourse debt of Covanta and repay all of CPIH’s recourse debt, such financing is contingent upon consummation of the Ref-Fuel acquisition. We cannot assure you that this financing will close. In the absence of a successful closing of the Ref-Fuel acquisition and its related financing, we cannot assure you that CPIH will be able to obtain refinancing on acceptable terms, or at all.

Exposure to international economic and political factors may materially and adversely affect Covanta’s business.

     CPIH’s operations are entirely outside the United States and expose it to legal, tax, currency, inflation, convertibility and repatriation risks, as well as potential constraints on the development and operation of potential business, any of which can limit the benefits to CPIH of a foreign project.

     CPIH’s projected cash distributions from existing facilities over the next five years comes from facilities located in countries having sovereign ratings below investment grade, including Bangladesh, the Philippines and India. In addition, Covanta continues to provide operating guarantees and letters of credit for certain of CPIH’s projects, which if drawn upon would require CPIH to reimburse Covanta for any related payments it may be required to make. The financing, development and operation of projects outside the United States can entail significant political and financial risks, which vary by country, including:

•	changes in law or regulations;

•	changes in electricity tariffs;

•	changes in foreign tax laws and regulations;

•	changes in United States, federal, state and local laws, including tax laws, related to foreign operations;

•	compliance with United States, federal, state and local foreign corrupt practices laws;

•	changes in government policies or personnel;

•	changes in general economic conditions affecting each country, including conditions in financial markets;

•	changes in labor relations in operations outside the United States;

•	political, economic or military instability and civil unrest; and

•	expropriation and confiscation of assets and facilities.

     The legal and financial environment in foreign countries in which CPIH currently owns assets or projects also could make it more difficult for it to enforce its rights under agreements relating to such projects.

     The occurrence of any of these risks could substantially delay the receipt of cash distributions from international projects or reduce the value of the project concerned. In addition, the existence of the operating guarantees and letters of credit provided by Covanta for CPIH projects could expose it to any or all of the risks identified above with respect to the CPIH projects, particularly if CPIH’s cash flow or other sources of liquidity are insufficient to reimburse Covanta for amounts due under such instruments. As a result, these risks may have a material adverse effect on Covanta’s business, consolidated financial condition and results of operations and on CPIH’s ability to service its debt.

Exposure to foreign currency fluctuations may affect Covanta’s costs of operations.

     CPIH sought to participate in projects in jurisdictions where limitations on the convertibility and expatriation of currency have been lifted by the host country and where such local currency is freely exchangeable on the international markets. In most cases, components of project costs incurred or funded in the currency of the United States are recovered with limited exposure to currency fluctuations through negotiated contractual adjustments to the price charged for electricity or service provided. This contractual structure may cause the cost in local currency to the project’s power purchaser or service recipient to rise from time to time in excess of local inflation. As a result, there is a risk in such situations that such power purchaser or service recipient will, at least in the near term, be less able or willing to pay for the project’s power or service.

Exposure to fuel supply prices may affect CPIH’s costs and results of operations.

     Changes in the market prices and availability of fuel supplies to generate electricity may increase CPIH’s cost of producing power, which could adversely impact our profitability and financial performance.

     The market prices and availability of fuel supplies of some of CPIH’s facilities fluctuate. Although CPIH believes that it has adequate and reliable fuel supplies and that its suppliers have adequate production and transportation systems to comply with their contractual requirements to supply CPIH’s facilities, any price increase, delivery disruption or reduction in the availability of such supplies could affect CPIH’s ability to operate CPIH’s facilities and impair its cash flow and profitability. CPIH may be subject to further exposure if any of its future operations are concentrated in facilities using fuel types subject to fluctuating market prices and availability. Covanta may not be successful in its efforts to mitigate its exposure to supply and price swings.

Covanta’s inability to obtain resources for operations may adversely affect its ability to effectively compete.

     Covanta’s waste-to-energy facilities depend on solid waste both for fuel and as a source of revenue. For most of Covanta’s facilities, the prices it charges for disposal of solid waste are fixed under long-term contracts and the supply is guaranteed by sponsoring municipalities. However, for some of Covanta’s waste-to-energy facilities, the availability of solid waste to Covanta, as well as the tipping fee that Covanta must charge to attract solid waste to its facilities, depends upon competition from a number of sources such as other waste-to-energy facilities, landfills and transfer stations competing for waste in the market area. In addition, Covanta may need to obtain waste on a short-term competitive basis as its long-term contracts expire at its owned facilities. There has been and may be further consolidation in the solid waste industry which would reduce the number of solid waste collectors or haulers that are competing for disposal facilities or enable such collectors or haulers to use wholesale purchasing to negotiate favorable below-market disposal rates. The consolidation in the solid waste industry has resulted in companies with vertically integrated collection activities and disposal facilities. Such consolidation may result in economies of scale for those companies as well as the use of disposal capacity at facilities owned by such companies or by affiliated companies. Such activities can affect both the availability of waste to Covanta for disposal at some of Covanta’s waste-to-energy facilities and market pricing.

Compliance with environmental laws could adversely affect Covanta’s results of operations.

     Costs of compliance with existing and future environmental regulations by federal, state and local authorities could adversely affect Covanta’s cash flow and profitability. Covanta’s business is subject to extensive environmental regulation by federal, state and local authorities, primarily relating to air, waste (including residual ash from combustion) and water. Covanta is required to comply with numerous environmental laws and regulations and to obtain numerous governmental permits in operating Covanta’s facilities. Covanta may incur significant additional costs to comply with these requirements. Environmental regulations may also limit Covanta’s ability to operate Covanta’s facilities at maximum capacity, or at all. If Covanta fails to comply with these requirements, Covanta could be subject to civil or criminal liability, damages and fines. Existing environmental regulations could be revised or reinterpreted and new laws and regulations could be adopted or become applicable to Covanta or its facilities, and future changes in environmental laws and regulations could occur. This may materially increase the amount Covanta must invest to bring its facilities into compliance. In addition, lawsuits by the Environmental Protection Agency, commonly referred to as the EPA, and various states highlight the environmental risks faced by generating facilities. Stricter environmental regulation of air emissions, solid waste handling or combustion, residual ash handling and disposal, and waste water discharge could materially affect Covanta’s cash flow and profitability.

     Covanta may not be able to obtain or maintain, from time to time, all required environmental regulatory approvals. If there is a delay in obtaining any required environmental regulatory approvals or if Covanta fails to obtain and comply with them, the operation of Covanta’s facilities could be jeopardized or become subject to additional costs.

Federal energy regulation could adversely affect Covanta’s revenues and costs of operations.

     Covanta’s business is subject to extensive energy regulations by federal and state authorities. The economics, including the costs, of operating Covanta’s generating facilities may be adversely affected by any changes in these regulations or in their interpretation or implementation or any future inability to comply with existing or future regulations or requirements.

     The Public Utility Holding Company Act of 1935, commonly referred to as “PUHCA” and the Federal Power Act, commonly referred to as the “FPA,” regulate public utility holding companies and their subsidiaries and place constraints on the conduct of their business. The FPA regulates wholesale sales of electricity and the transmission of electricity in interstate commerce by public utilities. Under the Public Utility Regulatory Policies Act of 1978, Covanta’s domestic facilities are qualifying facilities (facilities meeting statutory size, fuel and ownership requirements), which are exempt from regulations under PUHCA, most provisions of the FPA and state rate regulation. Covanta’s foreign projects are exempt from regulation under PUHCA.

     If Covanta becomes subject to either the FPA or PUHCA, the economics and operations of Covanta’s energy projects could be adversely affected, including rate regulation by the Federal Energy Regulation Commission, with respect to its output of electricity. If an alternative exemption from PUHCA was not available, Covanta could be subject to regulation by the SEC as a public utility holding company. In addition, depending on the terms of the project’s power purchase agreement, a loss of Covanta’s exemptions could allow the power purchaser to cease taking and paying for electricity or to seek refunds of past amounts paid. Such results could cause the loss of some or all contract revenues or otherwise impair the value of a project and could trigger defaults under provisions of the applicable project contracts and financing agreements. Defaults under such financing agreements could render the underlying debt immediately due and payable. Under such circumstances, Covanta cannot assure you that revenues received, the costs incurred, or both, in connection with the project could be recovered through sales to other purchasers.

Failure to obtain regulatory approvals could adversely affect Covanta’s operations.

     Covanta is continually in the process of obtaining or renewing federal, state and local approvals required to operate Covanta’s facilities. While Covanta currently has all necessary operating approvals, Covanta may not always be able to obtain all required regulatory approvals, and Covanta may not be able to obtain any necessary modifications to existing regulatory approvals or maintain all required regulatory approvals. If there is a delay in obtaining any required regulatory approvals or if Covanta fails to obtain and comply with any required regulatory approvals, the operation of Covanta’s facilities or the sale of electricity to third parties could be prevented, made subject to additional regulation or subject Covanta to additional costs.

The energy industry is becoming increasingly competitive, and Covanta might not successfully respond to these changes.

     Covanta may not be able to respond in a timely or effective manner to the changes resulting in increased competition in the energy industry in both domestic and international markets. These changes may include deregulation of the electric utility industry in some markets, privatization of the electric utility industry in other markets and increasing competition in all markets. To the extent U.S. competitive pressures increase and the pricing and sale of electricity assumes more characteristics of a commodity business, the economics of Covanta’s business may come under increasing pressure. Regulatory initiatives in foreign countries where Covanta has or will have operations involve the same types of risks.

Changes in laws and regulations affecting the solid waste and the energy industries could adversely affect Covanta’s business.

     Covanta’s business is highly regulated. Covanta cannot predict whether the federal or state governments or foreign governments will adopt legislation or regulations relating to the solid waste or energy industries. These laws and regulations can result in increased capital, operating and other costs to Covanta, particularly with regard to enforcement efforts. The introduction of new laws or other future regulatory developments that increase the costs of operation or capital to Covanta may have a material adverse effect on Covanta’s business, financial condition or results of operations.

Insurance Services — Specific Risks

Insurance regulations may affect NAICC’s operations.

     The insurance industry is highly regulated. NAICC is subject to regulation by state and federal regulators, and a significant portion of NAICC’s operations are subject to regulation by the state of California. Changes in existing insurance regulations or adoption of new regulations or laws which could affect NAICC’s results of operations and financial condition may include, without limitation, proposed changes to California regulations regarding a broker’s fiduciary duty to select the best carrier for an insured, extension of California’s Low Cost Automobile Program beyond Los Angeles and San Francisco counties and changes to California’s workers’ compensation laws. We cannot predict the impact of changes in existing insurance regulations or adoption of new regulations or laws on NAICC’s results of operations and financial condition.

The insurance products sold by NAICC are subject to intense competition.

     The insurance products sold by NAICC are subject to intense competition from many competitors, many of whom have substantially greater resources than NAICC. The California non-standard personal automobile marketplace consists of over 100 carriers.

     In order to decrease rates, insurers in California must obtain the prior permission for rate reductions from the California Department of Insurance. In lieu of requesting rate decreases, competitors may soften underwriting standards as an alternative means of attracting new business. Such tactics, should they occur, would introduce new levels of risk for NAICC and could limit NAICC’s ability to write new policies or renew existing profitable policies. We cannot assure you that NAICC will be able to successfully compete in these markets and generate sufficient premium volume at attractive prices to be profitable. This risk is enhanced by the reduction in lines of business NAICC writes as a result of its decision to reduce underwriting operations.

If NAICC’s loss experience exceeds its estimates, additional capital may be required.

     Unpaid losses and loss adjustment expenses are based on estimates of reported losses, historical company experience of losses reported for reinsurance assumed, and historical company experience for unreported claims. Such liability is, by necessity, based on estimates that may change in the near term. NAICC cannot assure you that the ultimate liabilities will not exceed, or even materially exceed, the amounts estimated. If the ultimate liability materially exceeds estimates, then additional capital may be required to be contributed to some of our insurance subsidiaries. NAICC and the other insurance subsidiaries received additional capital contributions from Danielson in 2003 and 2002 and NAICC cannot provide any assurance that it and its subsidiaries will be able to obtain such additional capital on commercially reasonable terms or at all.

     In addition, due to the fact that NAICC and its other insurance subsidiaries are in the process of running off several significant lines of business, the risk of adverse development and the subsequent requirement to obtain additional capital is heightened.

Failure to satisfy capital adequacy and risk-based capital requirements would require NAICC to obtain additional capital.

     NAICC is subject to regulatory risk-based capital requirements. Depending on its risk-based capital, NAICC could be subject to four levels of increasing regulatory intervention ranging from company action to mandatory control. NAICC’s capital and surplus is also one factor used to determine its ability to distribute or loan funds to us. If NAICC has insufficient capital and surplus, as determined under the risk-based capital test, it will need to obtain additional capital to establish additional reserves. NAICC cannot provide any assurance that it will be able to obtain such additional capital on commercially reasonable terms or at all.

Forward-Looking Statements

     This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. Any statements that express or involve discussions as to expectations, beliefs and plans involve known and unknown risks, uncertainties and other factors that may cause the actual results to materially differ from those considered by the forward-looking statements. Factors that could cause actual results to differ materially include: our ability to fund our capital requirements in the near term and in the long term; and other factors, risks and uncertainties that are described in this prospectus and Covanta’s and our filings with the Securities and Exchange Commission. As a result, no assurances can be given as to future results, levels of activity and achievements. Any forward-looking statements speak only as of the date the statements were made. Neither we nor Covanta undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, unless otherwise required by law.

Danielson’s Business

     We are a holding company incorporated in Delaware. Substantially all of our current operations were conducted in the insurance services industry prior to our acquisition of Covanta in March 2004. We engage in insurance operations through our indirect subsidiaries, NAICC and related entities. A significant portion of our losses in the past three years stem from lines of insurance business, such as commercial automobile and worker’s compensation insurance, which we have ceased actively underwriting. Our insurance operations under NAICC and related subsidiaries reported segment losses of $0.8 million, $10.2 million and $10.5 million, respectively, for the last three years ended December 31, 2004.

     Our strategy has been to grow by making strategic acquisitions. Such acquisitions have not and may not complement our existing operations. They also have not and may not be related to our current businesses. As part of this corporate strategy, we have sought acquisition opportunities, such as the acquisition of Covanta and our pending acquisition of Ref-Fuel, which management believes will enable us to earn an attractive return on our investment.

     As a result of the consummation of the Covanta acquisition on March 10, 2004, our future performance will predominantly reflect the performance of Covanta’s operations which are significantly larger than our other operations. As a result, the nature of our business, the risks attendant to such business and the trends that it will face will be significantly altered by the acquisition of Covanta. Accordingly, our prior financial results will not be comparable to our future results.

     In May 2002, we acquired a 100% ownership interest in ACL, thereby entering into the marine transportation, construction and related service provider businesses. On January 31, 2003, ACL and many of its subsidiaries and its immediate direct parent entity, American Commercial Lines Holdings, LLC, referred to in this prospectus as “ACL Holdings,” filed a petition with the U.S. Bankruptcy Court for the Southern District of Indiana to reorganize under Chapter 11 of the U.S. Bankruptcy Code. We wrote off our remaining investment in ACL at the end of the first quarter of 2003 as an other than temporary asset impairment.

     As a result of ACL’s bankruptcy filing, beginning in the year ended December 31, 2003, we accounted for our investment in ACL under the equity method, reflecting our significant influence, but not control, over ACL. On December 30, 2004, a plan of reorganization for ACL was confirmed by the U.S. Bankruptcy Court for the Southern District of Indiana. At the time of confirmation, there were no material conditions that needed to be fulfilled for emergence and consequently, as a result of the confirmation of ACL’s plan of reorganization, for purposes of generally accepted accounting principles, all of our equity interests in ACL were canceled. On January 10, 2005, ACL emerged from Chapter 11 proceedings and upon emergence a warrant was issued to us under the plan of reorganization to purchase up to 3% of the common stock of ACL at a price of $12.00 per share.

     As of October 6, 2004, we sold our 5.4% interest and ACL sold its 50% interest in Global Materials Services, LLC.

     As of the end of 2004, we reported aggregate consolidated NOLs for federal income tax purposes of approximately $516 million. These losses will expire over the course of the next 18 years unless utilized prior thereto. These NOLs are primarily from the taxable results of certain grantor trusts established in 1990 as part of a reorganization from which Mission Insurance Group emerged from bankruptcy as Danielson. These trusts were created for the purpose of assuming various liabilities of their grantors and certain present and former subsidiaries of Danielson, allowing state regulators to administer the run off of the Mission Insurance Group business while releasing Danielson and certain of its present and former subsidiaries from the proceedings free of claims and liabilities, including obligation to provide for the funding to the trusts.

     Our principal executive offices are located at 40 Lane Road, Fairfield, New Jersey 07004 and our telephone number is (973) 882-9000.

Covanta’s Business

     Covanta develops, constructs, owns and operates for itself and others infrastructure for the conversion of waste to energy, independent power production and the treatment of water and wastewater in the United States and abroad. Covanta owns or operates 49 power generation facilities, 37 of which are in the United States and 12 of which are located outside of the United States. Covanta’s power generation facilities use a variety of fuels, including municipal solid waste, water (hydroelectric), natural gas, coal, wood waste, landfill gas and heavy fuel oil. Covanta operates water or wastewater treatment facilities, all of which are located in the United States. Until September 1999, and under prior management, Covanta was also actively involved in the entertainment and aviation services industries.

     Covanta’s current principal business units are domestic and international energy.

     On March 10, 2004, Covanta and most of its domestic affiliates consummated a plan of reorganization and emerged from their reorganization proceedings under Chapter 11 of the Bankruptcy Code. As a result of the consummation of the plan, Covanta is our wholly-owned subsidiary. The Covanta bankruptcy commenced on April 1, 2002, when Covanta and 123 of its domestic subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. After the first petition date, 32 additional subsidiaries filed their Chapter 11 petitions for relief under the Bankruptcy Code. Prior to emergence, the debtors under the Chapter 11 cases operated their business as debtors-in-possession pursuant to the Bankruptcy Code.

AMERICAN REF-FUEL HOLDINGS CORP. ACQUISITION

     As of January 31, 2005, we entered into a stock purchase agreement with Ref-Fuel, an owner and operator of waste-to-energy facilities in the northeast United States, and Ref-Fuel’s stockholders to purchase 100% of the issued and outstanding shares of Ref-Fuel capital stock. Under the terms of the agreement, we will pay $740 million in cash for the stock of Ref-Fuel and will assume the consolidated net debt of Ref-Fuel, which as of December 31, 2004 was $1.2 billion. After the transaction is completed, Ref-Fuel will be a wholly-owned subsidiary of Covanta.

     The transaction is expected to close after all of the closing conditions to the purchase agreement obligations have been satisfied or waived. These closing conditions include receipt of approvals, clearances and the satisfaction of all waiting periods as required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and as required by certain governmental authorities such as the Federal Energy Regulatory Commission and other applicable regulatory authorities. On March 21, 2005, we received notice of early termination of the waiting period under the Hart-Scott-Rodino Act and on March 29, 2005 we received notice of approval of the transaction by the Federal Energy Regulatory Commission. Other closing conditions of the transaction include our completion of the rights offering and financing, as further described below, cancellation of all outstanding options to purchase stock of Ref-Fuel, our entering into letter of credit or other financial accommodations in the aggregate amount of $100 million to replace two currently outstanding letters of credit that have been entered into by two respective subsidiaries of Ref-Fuel and issued in favor of a third subsidiary of Ref-Fuel, and other customary closing conditions. While it is anticipated that all of the applicable conditions will be satisfied, there can be no assurance as to whether or when all of those conditions will be satisfied or, where permissible, waived.

     Either we or the stockholders of Ref-Fuel may terminate the purchase agreement if the acquisition does not occur on or before June 30, 2005, but if a required governmental or regulatory approval has not been received by such date then either party may extend the closing to a date that is no later than the later of August 31, 2005 or the date 25 days after which Ref-Fuel has provided us with certain financial statements described in the purchase agreement.

     If the purchase agreement is terminated because of our failure to complete the rights offering and financing as described below and all other closing conditions are capable of being satisfied, then we must pay to the selling stockholders of Ref-Fuel a termination fee of $25 million, of which no less than $10 million shall be paid in cash and of which up to $15 million may be paid in shares of our common stock at our election based upon a price of $8.13 per share. As of the date of the purchase agreement, we entered into a registration rights agreement granting registration rights to the selling stockholders of Ref-Fuel with respect to such stock and we deposited $10 million in cash in an escrow account pursuant to the terms of an escrow agreement.

     We intend to finance this transaction through a combination of debt and equity financing. The equity component of the financing is expected to consist of an approximately $400 million offering of warrants or other rights to purchase our common stock to all of our existing stockholders at $6.00 per share, which we refer to in this prospectus as the “Ref-Fuel Rights

Offering.” In the Ref-Fuel Rights Offering our existing stockholders will be issued rights to purchase our stock on a pro rata basis, with each holder entitled to purchase approximately 0.9 shares of our common stock at an exercise price of $6.00 per full share for each share of our common stock then held.

     SZ Investments, Third Avenue, and Laminar, representing ownership of approximately 40% of our outstanding common stock, have each separately committed to participate in the Ref-Fuel Rights Offering and acquire their respective pro rata portion of the shares. As consideration for their commitments, we will pay each of these four stockholders an amount equal to 1.5% to 2.25% of their respective equity commitments, depending on the timing of the transaction. We also agreed to amend an existing registration rights agreement to provide these stockholders with the right to demand that we undertake an underwritten offering within twelve months of the closing of the acquisition of Ref-Fuel in order to provide such stockholders with liquidity.

     As part of our obligations as the sponsor of a second plan of reorganization for Covanta, we agreed to offer rights to purchase 3 million shares of our common stock to holders as of January 12, 2004 of the $100 million of principal amount of 9.25% Debentures issued by Covanta who voted in favor of Covanta’s second plan of reorganization in the 9.25% Offering. We have executed a letter agreement with Laminar pursuant to which we agree that if the 9.25% Offering has not closed prior to the record date for the Ref-Fuel Rights Offering, then we will revise the terms of the 9.25% Offering, so that participants in the 9.25% Offering are offered additional shares of our common stock at the same purchase price as in the Ref-Fuel Rights Offering and in an amount equal to the number of shares of common stock that such holders would have been entitled to purchase in the Ref-Fuel Offering if the 9.25% Offering was consummated on or prior to the record date for the Ref-Fuel Rights Offering.

     Assuming exercise of all rights in the Ref-Fuel Rights Offering and the purchase of three million shares in the 9.25% Offering, we estimate that we will have approximately 144 million shares outstanding following the consummation of both rights offerings.

     We have received a commitment from Goldman Sachs Credit Partners, L.P. and Credit Suisse First Boston for a debt financing package for Covanta necessary to finance the acquisition, as well as to refinance the existing recourse debt of Covanta and provide additional liquidity for us. This financing will consist of two tranches, each of which is to be guaranteed by each subsidiary of Covanta that is not restricted from providing such guaranties under existing contractual and regulatory restrictions and will be secured by substantially all of the assets of Covanta and its subsidiaries, to the extent so permitted, and by our pledge of the stock of Covanta. The first tranche, a first priority senior secured bank facility, is expected to be made up of a $250 million term loan facility, a $100 million revolving credit facility and a $340 million letter of credit facility. The second tranche, a second priority senior secured term loan facility, is expected to consist a term loan facility of up to $450 million, $225 million of which may be replaced with fixed rate notes.

     The closing of the financing and receipt of proceeds under the Ref-Fuel Rights Offering are closing conditions under the purchase agreement. The proceeds that must be received by us in the Ref-Fuel Rights Offering will be equal to the difference between $399 million and the sum of (1) the cash contributed as common equity to Covanta by us from our unrestricted cash, and (2) not more than $25 million of cash from Covanta.

     We estimate that there will be approximately $45 million in aggregate transaction expenses, including customary underwriting and commitment fees relating to the financing.

USE OF PROCEEDS

     The net proceeds to be received from the exercise of the warrants will be used to fund acquisitions and for general corporate purposes, including working capital.

DESCRIPTION OF COMMON STOCK

     We are authorized to issue 160,000,000 shares of capital stock. The number of shares of common stock authorized is 150,000,000 with each share having a par value of $0.10.

Voting Rights

     Each holder of an outstanding share of our common stock is entitled to cast one vote for each share registered. Any consolidation or merger pursuant to which shares of our common stock would be converted into or exchanged for any securities or other consideration, would require the affirmative vote of a majority of the outstanding shares of the common stock holders.

Dividends

     Subject to the rights and preferences of any outstanding preferred stock and limitations imposed by the note purchase agreement, we will award dividends on common stock payable out of our funds if and when our board of directors declares them. However, we will not pay any dividend, set aside payment for dividends, or distribute on common stock unless:

•	we have paid or set apart all accrued and unpaid dividends for the preferred stock and any stock ranking on its parity; and

•	we have set apart sufficient funds for the payment of the dividends for the current dividend period with respect to the preferred stock and any of the stock ranking on its parity.

Rights in Liquidation

     Upon our liquidation, dissolution or winding up, all holders of our common stock are entitled to share ratably in any assets available for distribution to holders of our common stock, after payment of any preferential amounts due to the holders of any series of our preferred stock.

Preemptive Rights

     Shares of our common stock do not entitle a stockholder to any preemptive rights to purchase additional shares of our common stock.

Transfer Restrictions

     Our common stock is subject to the following transfer restrictions: No holder of 5% or more of our common stock, including any holder who proposes to acquire common stock which would result in that holder owning 5% or more of our common stock, may purchase or receive additional shares of our common stock, or sell or transfer any of our shares of common stock, without our determining that the transaction will not result in, or create an unreasonable risk of, an “ownership change” within the meaning of Section 382(g) of the Internal Revenue Code, or any similar provisions relating to preservation of our NOLs. This 5% limitation on ownership of stock may preserve effective control of us by our principal stockholders and preserve our board’s and management’s tenure.

     In order to ensure compliance with this restriction, and to establish a procedure for processing the requests of a 5% stockholder to acquire or transfer common stock, as described in Article Fifth of our certificate of incorporation the following provisions apply to all 5% stockholders:

     Delivery of Shares and Escrow Receipts. We will issue all shares of common stock of a 5% stockholder in the name of “Danielson Holding Corporation, as Escrow Agent” and we will hold them in escrow. In lieu of certificates reflecting ownership of the escrowed common stock, we will issue the 5% stockholders an escrow receipt reflecting their beneficial ownership of common stock and recording ownership of the escrowed stock. Escrow receipts are non-transferable. The 5% stockholders retain full voting and dividend rights for all escrowed stock.

     Duration of Our Holding the Escrowed Stock. As escrow agent, we hold all shares of escrowed stock until the termination of the escrow account. If a 5% stockholder desires to transfer escrowed stock to a non-5% stockholder, we will hold all shares of escrowed stock until we receive a favorable opinion from our tax counsel that the transfer may be made without creating an unreasonable risk of resulting in an ownership change under the tax law.

     Acquisitions and Transfers. We will treat all requests by 5% stockholders to acquire or transfer escrowed stock on a “first to request, first to receive” basis. All requests must be in writing and delivered to us at our principal executive office, attention General Counsel, by registered mail, return receipt requested, or by hand. In the event that we are unable to conclude that a requested acquisition or transfer can be made without an ownership change under the tax law, then provided the 5% stockholder has acquired our common stock in accordance with the procedures set forth in our certificate of corporation:

•	we will advise the requesting party in writing; and

•	we will approve any subsequent request by other 5% stockholders of a type that we had previously denied only after we give all previously denied requests (in the order denied) the opportunity to complete the previously desired transaction. In addition, we may approve any requested transaction in any order of receipt if, in our business judgment, the transaction is in our best interests.

     Termination of the Stock Escrow Account. The stock escrow will terminate upon the first to occur of the following:

•	we conclude that the restrictions are no longer necessary in order to avoid a loss of the NOLs;

•	the NOLs are no longer available to us; or

•	our board concludes, in its business judgment, that preservation of the NOLs are no longer in our interest.

     Upon termination of the stock escrow, each 5% stockholder will receive a notice that the stock escrow has been terminated and will receive a common stock certificate evidencing ownership of the previously escrowed stock.

     Our certificate of incorporation provides that we are held harmless and released from any liability to 5% stockholders arising from our actions as escrow agent, except for liabilities arising from our intentional misconduct. In performing our duties we are entitled to rely upon the written advice of our tax counsel and our other experts. In the event that we require further advice regarding our role as escrow agent, we may deposit the escrowed stock at issue with a court of competent jurisdiction and make further transfers in a manner consistent with the rulings of the court.

DESCRIPTION OF WARRANTS

General

     We will issue warrants to our stockholders from time to time. The warrants will have such terms, including exercise price and exercise period and number of shares issuable upon exercise of warrants as will be described in the prospectus supplement that will accompany this prospectus.

Exercise Price and Terms

     At this time, we anticipate that the exercise price will be at some discount from the then current market price for the securities. In making the determination of the size of this discount, we will consider the stock’s trading price immediately before the warrant issuance date, the stock’s recent and past historical price, and the level of discount necessary to create the desired level of participation. In addition, we will consider the purposes to which the proceeds of the offering are anticipated to go. We reserve the right to set any appropriate exercise price given our needs and the purposes of the offering. Both those needs and the purposes will be discussed further in the prospectus supplement that will accompany this prospectus.

     The warrants will not be separately certificated and will be represented by the certificates for our common stock. In order to exercise warrants, we will require stockholders to deliver to the warrant agent the common stock certificates representing the warrants to be exercised. The warrant agent will hold this common stock in escrow for the stockholders. Following the expiration date, the warrant agent will return the common stock held in escrow to the stockholders. Because of this, if a stockholder exercises a warrant, the stockholder will not be able to sell or transfer his common stock until the warrant agent returns his common stock after the expiration date. We will not issue any new common stock between the issuance date and the expiration date of any series of warrants.

Adjustment of Shares Issuable upon Exercise of Warrants

     We are not required to issue fractional shares of common stock upon exercise of the warrants. Instead of issuing fractional shares, we will pay a cash amount equal to the product of (A) the fraction of a share of common stock multiplied by (B) the difference between the current market price of a share of common stock and the exercise price.

Modification of The Warrant

     After the issuance of warrants, we may amend the terms of those warrants only to cure an ambiguity or correct or supplement a provision which may be defective or inconsistent with other provisions. We may also add provisions relating to questions or matters which arise, additions which we and the warrant agent deem necessary or desirable and which will not adversely affect the interests of the warrantholders.

Transfer Restrictions

     The warrant agent will hold the exercise price for all warrants that have been exercised in a separate escrow account. We will inform the warrant agent and will issue a press release indicating the number of warrants exercised and the number of shares of common stock outstanding after giving effect to the exercises. We will also request that stockholders provide us with information to allow us to determine if, as a result of the exercise of warrants, there would be a risk that any stockholder would become a 5% stockholder in Danielson. If any person would be at risk of becoming a 5% stockholder as a result of his exercise of warrants, we may in our sole discretion reduce the number of warrants exercised by that person so that the stockholder does not become a 5% stockholder. In addition, we may limit the exercise of warrants by 5% stockholders and we will give reasonable notice to those holders of such limitations. We will notify the warrant agent of the number of shares of common stock to be issued upon exercise of the warrants. Then, the warrant agent will deliver to us the exercise price for the exercised warrants and we will issue and deliver without delay certificates for the number of full shares issuable upon the exercise of the warrants, together with any cash for fractional shares.

     If our board of directors determines that the exercise of the warrants would cause an unreasonable risk of an ownership change or an unintentional result on the ownership change percentage, the board may terminate the warrants and refund the entire exercise price.

PLAN OF DISTRIBUTION

     The common stock covered by this prospectus will be issued upon exercise of the warrants described above.

EXPERTS

     The consolidated financial statements of Danielson included in Danielson’s annual report on Form 10-K for the year ended December 31, 2004 (including schedules appearing therein), and Danielson management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon (which conclude, among other things, that Danielson did not maintain effective internal control over financial reporting as of December 31, 2004, based on Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, because of the effects of the material weakness described in management’s assessment), included in such annual report and incorporated herein by reference. Such financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements and the related financial statement schedules of Covanta Energy Corporation (Debtor in Possession) and subsidiaries as of December 31, 2003, and for each of the two years in the period ended December 31, 2003, incorporated into this prospectus and registration statement by reference from the Annual Report on Form 10-K of Covanta Energy Corporation for the year ended December 31, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs relating to Covanta Energy Corporation and various domestic subsidiaries having filed voluntary petitions for reorganization under Chapter 11 of the Federal Bankruptcy Code, the Bankruptcy Court having entered an order confirming Covanta Energy Corporation’s plan of reorganization which became effective after the close of business on March 10, 2004, substantial doubt about Covanta Energy Corporation’s ability to continue as a going concern, Covanta Energy Corporation’s adoption of Statement of Financial Accounting Standards, referred to in this prospectus as “SFAS”, No. 143, “Accounting for Asset Retirement Obligations” in 2003, SFAS No. 142, “Goodwill and Other Intangible Assets”, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” in 2002, and the restatements described in Note 35) which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Covanta included in Covanta’s annual report on Form 10-K as of December 31, 2004, and for the periods January 1, 2004 through March 10, 2004 (“Predecessor”) and March 11, 2004 through December 31, 2004 (“Successor”) (including schedules appearing therein), and Covanta management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon (which conclude, among other things, that Covanta did not maintain effective internal control over financial reporting as of December 31, 2004, based on Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, because of the effects of the material weakness described in management’s assessment), included in such annual report, and incorporated herein by reference. Such financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Quezon Power, Inc. at December 31, 2004, 2003 and 2002, and for each of the years then ended, incorporated by reference in this prospectus and registration statement have been audited by Sycip Gorres Velayo & Co., a member practice of Ernst & Young Global, independent registered public accounting firm as set forth in its report thereon incorporated by reference in this prospectus and registration statement and is incorporated in reliance upon such report given on the authority of such firm as an expert in accounting and auditing.

     The audited historical financial statements at December 31, 2004 and 2003 and for the year ended December 31, 2004, the period from December 12, 2003 to December 31, 2003 and the period from January 1, 2003 to December 12, 2003 of Ref-Fuel and Subsidiaries included in Exhibit 99.2 of our Current Report on Form 8-K dated April 7, 2005 have been incorporated herein by reference in reliance on the report of

PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Ref-Fuel and subsidiaries for the year ended December 31, 2002, have been incorporated by reference herein in reliance upon the report of KPMG LLP (“KPMG”), independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. Danielson has agreed to indemnify and hold KPMG harmless against and from any and all legal costs and expenses incurred by KPMG in successful defense of any legal action or proceeding that arises as a result of KPMG’s consent to the incorporation by reference of its audit report on Ref-Fuel’s past consolidated financial statements incorporated by reference in this registration statement.

     The audited historical financial statements at December 31, 2004 and 2003, and for the year ended December 31, 2004, the period from December 12, 2003 to December 31, 2003, the period from January 1, 2003 to December 12, 2003 and for the year ended December 31, 2002 of Ref-Fuel Holdings LLC and Subsidiaries included in Exhibit 99.2 of our Current Report on Form 8-K dated April 7, 2005 have been incorporated herein by reference in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for the Company by Neal, Gerber & Eisenberg LLP of Chicago, Illinois.

WHERE YOU CAN FIND MORE INFORMATION

Danielson Holding Corporation

     This prospectus is part of a registration statement on Form S-3 we filed with the SEC under the Securities Act of 1933. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

     We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, under which we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material also can be obtained at the SEC’s website, www.sec.gov or by mail from the public reference room of the SEC, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public on our corporate website, www.danielsonholding.com. Our common stock is traded on the American Stock Exchange. Material filed by us can be inspected at the offices of the American Stock Exchange at 86 Trinity Place, New York, NY 10006.

Covanta Energy Corporation

     Covanta currently files periodic reports and other information with the SEC. Such reports and other information filed by Covanta with the SEC can be read and copied at the public reference room of the SEC at the address set forth above. Copies of such material also can be obtained at the SEC’s website, www.sec.gov or by mail from the public reference room of the SEC, at prescribed rates. Please call the SEC at the number set forth above for further information on the public reference room. Covanta’s SEC filings are also available to the public on their corporate website at www.covantaenergy.com.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering described in this prospectus:

     1.       Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed on March 16, 2005 as amended by our Annual Report on Form 10-K/A filed on March 21, 2005;

     2.       Our Current Reports on Form 8-K filed on February 2, 2005, February 25, 2005, March 17, 2005 (Exhibit 23.1 thereto only), March 23, 2005, March 24, 2005 and April 7, 2005; and

     3.       Covanta’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed on March 17, 2005.

     You may request a copy of these filings, at no cost, by writing or telephoning as follows: Danielson Holding Corporation, 40 Lane Road, Fairfield, New Jersey 07004 and our telephone number is (973) 882-9000.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.       Other Expenses of Issuance and Distribution.

     The following table sets forth the various expenses in connection with the sale and distribution of securities being registered, other than discounts, concessions and brokerage commissions. All amounts set forth below are estimates, other than the SEC registration fee.

SEC registration fee	$49,576
Legal fees and expenses	100,000	*
Accounting fees and expenses	50,000	*
Printing and Miscellaneous	50,424	*

Total	$250,000	*

     Danielson will bear all of the foregoing expenses.

     *       Estimate

Item 15.       Indemnification of Directors and Officers.

     Under Section 145 of Delaware General Corporation Law (“DGCL”), a corporation has the authority to indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of such person’s service as a director of officer of the corporation, or such person’s service, at the corporation’s request, as a director, officer, employee or agent of another corporation or other enterprise, against amounts paid and expenses incurred in connection with the defense or settlement of such action, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was unlawful. If such person has been judged liable to the corporation in any action or proceeding brought by or in the right of the corporation, however, indemnification is only permitted to the extent that the adjudicating court (or the court in which the action was brought) determines, despite the adjudication of liability, that such indemnification is proper.

     As permitted by Section 145 of DGCL, the restated certificate of incorporation and by-laws of Danielson authorize Danielson to indemnify any officer, director and employee of Danielson against amounts paid or expenses incurred in connection with any action, suit or proceeding (other than any such action by or in the right of the corporation) to which such person is or is threatened to be made a party as a result of such position if the Board of Directors or stockholders of or independent legal counsel to, Danielson, in a written opinion, determine that indemnification is proper.

     We have agreed to indemnify and hold KPMG harmless against and from any and all legal costs and expenses incurred by KPMG in successful defense of any legal action or proceeding that arises as a result of KPMG’s consent to the incorporation by reference of its report on our past financial statements incorporated by reference in this registration statement.

Item 16.       Exhibits.

     (a)       Exhibits

Exhibit No.	Description
3.1	Restated Certificate of Incorporation of Danielson Holding Corporation.[1]

3.2	Amended and Restated Bylaws of Danielson Holding Corporation. [2]

5.1	Legal Opinion of Neal, Gerber & Eisenberg LLP [3]

23.1	Consent of Independent Registered Public Accounting Firm of Danielson Holding Corporation and Subsidiaries, dated April 8, 2005, by Ernst & Young LLP.

23.2	Consent of Independent Registered Public Accounting Firm of Covanta Energy Corporation and Subsidiaries, dated April 8, 2005, by Deloitte & Touche LLP.

23.3	Consent of Independent Registered Public Accounting Firm of Quezon Power, Inc. and Subsidiary, dated April 4, 2005, by Sycip Gorres Velayo & Co., a Member Practice of Ernst & Young Global.

23.4	Consent of Independent Registered Public Accounting Firm of American Ref-Fuel Holdings Corp. and Subsidiaries, dated April 8, 2005, by PricewaterhouseCoopers LLP for their report dated March 15, 2005.

23.5	Consent of Independent Registered Public Accounting Firm of American Ref-Fuel Holding Corp. and Subsidiaries, dated April 8, 2005, by PricewaterhouseCoopers LLP for their report dated June 30, 2004.

23.6	Consent of Independent Registered Public Accounting Firm of American Ref-Fuel Holdings Corp. and Subsidiaries, dated April 8, 2005, by KPMG LLP.

23.7	Consent of Independent Registered Public Accounting Firm of Ref-Fuel Holdings LLC and Subsidiaries, dated April 8, 2005 by PricewaterhouseCoopers LLP for their report dated March 15, 2005.

23.8	Consent of Independent Registered Public Accounting Firm of Ref-Fuel Holdings LLC and Subsidiaries, dated April 8, 2005, by PricewaterhouseCoopers LLP for their report dated March 29, 2004.

23.9	Consent of Registered Public Accounting Firm of Covanta Energy Corporation and Subsidiaries, dated April 8, 2005 by Ernst & Young LLP.

23.10	Consent of Neal, Gerber & Eisenberg LLP (to be included as part of opinion to be attached hereto as Exhibit 5.1)

24.1	Powers of Attorney (included as part of the signature page of this Registration Statement)

1.	Filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-K filed on March 30, 2000, and incorporated herein by reference (File No. 1-6732).

2.	Filed as Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed on August 9, 2004, and incorporated herein by reference (File No. 1-6732).

3.	To be filed by amendment.

     (b)       Supplemental Financial Statement Schedules: None

Item 17.       Undertakings.

     (a)       The undersigned registrant hereby undertakes:

     (1)       To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (i)       To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii)       To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

     (iii)       To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     Provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

     (2)       That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3)       To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b)       The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c)       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than insurance payments and the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fairfield, State of New Jersey, on April 8, 2005.

DANIELSON HOLDING CORPORATION (Registrant)
By:	/s/ Anthony J. Orlando
Anthony J. Orlando
President and Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints ANTHONY J. ORLANDO and CRAIG D. ABOLT, and each of them, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, to sign, execute and file with the Securities and Exchange Commission (or any other governmental or regulatory authority), for us and in our names in the capacities indicated below, this registration statement on Form S-3 (including all amendments thereto) with all exhibits and any and all documents required to be filed with respect thereto, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and to perform each and every act and thing necessary and/or desirable to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he himself/she herself might or could do if personally present, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-3 has been signed on April 8, 2005 by the following persons in the capacities indicated:

Signature	Title

/s/ William C. Pate William C. Pate	Chairman of the Board
/s/ Anthony J. Orlando Anthony J. Orlando	President and Chief Executive Officer (Principal Executive Officer)
/s/ Craig D. Abolt Craig D. Abolt	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ David M. Barse David M. Barse	Director
Ronald J. Broglio	Director

Peter C. B. Bynoe	Director
/s/ Richard L. Huber Richard L. Huber	Director
Robert S. Silberman	Director
/s/ Jean Smith Jean Smith	Director
/s/ Joseph P. Sullivan Joseph P. Sullivan	Director
/s/ Clayton Yeutter Clayton Yeutter	Director

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm of Danielson Holding Corporation and Subsidiaries, dated April 8, 2005, by Ernst & Young LLP.

23.2	Consent of Independent Registered Public Accounting Firm of Covanta Energy Corporation and Subsidiaries, dated April 8, 2005, by Deloitte & Touche LLP.

23.3	Consent of Independent Registered Public Accounting Firm of Quezon Power, Inc. and Subsidiary, dated April 4, 2005, by Sycip Gorres Velayo & Co., a Member Practice of Ernst & Young Global.

23.4	Consent of Independent Registered Public Accounting Firm of American Ref-Fuel Holdings Corp. and Subsidiaries, dated April 8, 2005, by PricewaterhouseCoopers LLP for their report dated March 15, 2005.

23.5	Consent of Independent Registered Public Accounting Firm of American Ref-Fuel Holdings Corp. and Subsidiaries, dated April 8, 2005, by PricewaterhouseCoopers LLP for their report dated June 30, 2004.

23.6	Consent of Independent Registered Public Accounting Firm of American Ref-Fuel Holdings Corp. and Subsidiaries, dated April 8, 2005, by KPMG LLP.

23.7	Consent of Independent Registered Public Accounting Firm of Ref-Fuel Holdings LLC and Subsidiaries, dated April 8, 2005 by PricewaterhouseCoopers LLP for their report dated March 15, 2005.

23.8	Consent of Independent Registered Public Accounting Firm of Ref-Fuel Holdings LLC and Subsidiaries, dated April 8, 2005, by PricewaterhouseCoopers LLP for their report dated March 29, 2004.

23.9	Consent of Independent Public Accounting Firm of Covanta Energy Corporation and Subsidiaries, dated April 8, 2005 by Ernst & Young LLP.